NEWS RELEASE

Canarc Closes Fully Subscribed Private Placement Financing

Vancouver, Canada – January 31, 2014 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has closed in full its previously announced non-brokered private placement equity financing.

The private placement consisted of 18 million units priced at CAD$0.05 each for total proceeds of CAD$900,000. Each unit is comprised of one common share and one half share purchase warrant.   Each warrant entitles the holder to purchase one additional share at Cdn$0.10 for a two year period. A total of CAD$22,500 finders’ fees will be paid to an arms-length party for placing a portion of the financing. The shares and units are subject to a four month plus one day hold period from the closing date of the private placement. The net proceeds of the unit private placement will be used for working capital purposes.

The Company also announces that as part of its growth strategy for 2014, management is currently evaluating certain producing and pre-production gold mine acquisition opportunities. Management has identified several alternative debt and convertible debt financing sources that may be suitable for the capital requirements of such an acquisition.

“Catalin Chiloflischi”

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Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF).  The Company is currently seeking a partner to advance its core asset, the 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia, to feasibility. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Gregg Wilson, Vice-President (Investor Relations)

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.